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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                   FORM 10-SB

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                         BILTMORE VACATION RESORTS, INC.
                         -------------------------------
                (Name of Registrant as Specified in its Charter)


                                     NEVADA
                                     ------
         (State of Other Jurisdiction of Incorporation or Organization)


                                   88-0355447
                                   ----------
                     (I.R.S. Employer Identification Number)


                       2110 EAST FLAMINGO ROAD, SUITE 110
                       ----------------------------------
                             LAS VEGAS, NEVADA 89119
                             -----------------------
          (Address of Principal Executive Offices, including Zip Code)


                                 (702) 650-2889
                                 --------------
                (Issuer's Telephone Number, including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:

---------------------------------       ----------------------------------------
      TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE ON WHICH
       TO BE REGISTERED                       EACH CLASS IS TO BE REGISTERED
---------------------------------       ----------------------------------------
            NONE                                           NONE
---------------------------------       ----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                          $0.001 PAR VALUE COMMON STOCK
                          -----------------------------
                                (Title of class)

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                         BILTMORE VACATION RESORTS, INC.

                                   FORM 10 SB

                                TABLE OF CONTENTS


PART I

Item 1.           Description of Business
Item 2.           Management's Discussion and Analysis or Plan of Operation
Item 3.           Description of Properties
Item 4.           Security Ownership of Certain Beneficial Owners and Management
Item 5.           Directors, Executive Officers, Promoters, and Control Persons
Item 6.           Executive Compensation
Item 7.           Certain Relationships and Related Transactions
Item 8.           Description of Securities

PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Other Stockholder Matters
Item 2.           Legal Proceedings
Item 3.           Changes in and Disagreements with Accountants
Item 4.           Recent Sales of Unregistered Securities
Item 5.           Indemnification of Directors and Officers

FINANCIAL STATEMENTS

PART III

Item 1.           Index to Exhibits
Item 2.           Description of Exhibits


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                                     PART I



ITEM 1.  DESCRIPTION OF BUSINESS

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Certain information in this Registration Statement includes forward-looking statements within the meaning of applicable securities laws that involve substantial risks and uncertainties including, but not limited to, market acceptance of our products and services, the sufficiency of financial resources available to us, economic, competitive, and governmental factors affecting our operations, marketing, services, prices, and other factors described in this Registration Statement. Our actual results could differ materially from those suggested or implied by any forward-looking statements as a result of such risks.

GENERAL

         We are a fully integrated real estate development and management company specializing in timeshare/fractional Vacation Ownership Resorts ("Vacation Ownership Resorts"). We intend to design, develop, build, market, sell, and manage Vacation Ownership Resorts and we intend to offer for sale to the general public timeshare/fractional Vacation Ownership Interests ("Vacation Ownership Interests") in Vacation Ownership Resorts, located in major tourist destinations. Vacation Ownership Interests typically entitle the buyer to a fully furnished residence in any one of our soon-to-be-completed Vacation Ownership Resorts and to participate in our Exchange Program with other Vacation Ownership Resorts.

ORGANIZATION

         On February 28, 1998, Biltmore Vacation Village, Inc., a diversified real estate company (wholly owned by Mr. George Wuagneux) contributed the Bullhead project and related debt to a newly formed Nevada legal entity, Biltmore Vacation Resorts, Inc. On February 28, 1998, Biltmore Vacation Resorts, Inc., acquired control of Cyber Information, Inc., an inactive public shell corporation, with no assets or liabilities in a reverse merger transaction. On the same date, Cyber Information, Inc., changed its name to Biltmore Vacation Resorts, Inc.

         Biltmore Vacation Resorts, Inc., later formed four (4) Nevada wholly owned subsidiaries and one (1) Nevada affiliate designated as follows: Biltmore Vacations LLC was formed on October 28, 1998, and is wholly owned by Biltmore Vacation Resorts, Inc.; St. Tropez Vacations LLC was formed on October 28, 1998, and is wholly owned by Biltmore Vacation Resorts, Inc.; Sage Design Builders, Inc., was formed on March 22, 1998, and is wholly owned by Biltmore Vacation Resorts, Inc.; Nevada Realty and Management, Inc., was formed on November 12, 1998, and is wholly owned by Biltmore Vacation Resorts, Inc.; Dynamic Design Architecture LLC was formed on December 31, 1998, and is 30% owned by Sage Design Builders, Inc., and 70% owned by Mr. Dennis Rusk, a licensed architect in Nevada. Notwithstanding, Dynamic Design Architecture is deemed to be a controlled affiliate for the following reasons: (1) the majority owner (Mr. Dennis Rusk) has agreed that all management rights, duties, and responsibilities are granted to the Company; (2) Mr. Rusk has agreed that the Company, and not Mr. Rusk, is liable for all losses attributable to his majority (70%) ownership in Dynamic Design Architecture; and (3) Mr. Rusk has agreed that all future profits up to $5,000,000 are payable to the Company. (Biltmore Vacation Resorts, Inc., and the aforementioned Nevada subsidiaries/affiliates are collectively referred to as the "Company".)

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PRINCIPAL PRODUCTS AND SERVICES

         The central product and service which we offer is the Vacation Ownership Interest in our two Vacation Ownership Resorts currently under development. A Vacation Ownership Interest is a fee simple property interest transferred to the purchaser by means of a "Warranty Deed". The purchaser thus receives all the rights and title afforded by real property law concerning realty fee simple interests. Acquisition of our Vacation Ownership Interest entitles the purchaser to partial ownership in a fully-appointed residential accommodation in any one of our two Vacation Ownership Resorts, currently under development, as well as participation in our Exchange Program with other worldwide Vacation Ownership Resorts. Essentially, the Vacation Ownership Resort concept is vacation time redefined as "part ownership" in a resort property. Thus, our Company offers fee simple Vacation Ownership Interests in resort real property for specified fixed-week intervals. Our Customers may purchase one-week Vacation Ownership Interest intervals, or additional intervals, at a particular vacation ownership resort and receive a warranty deed ("Deed") conveying title and evidencing the fee simple acquisition. The Deed specifically identifies the particular vacation ownership resort, the building, the unit and the interval week, or weeks. The Vacation Ownership Interest contains a "bundle of rights" typical of real property, such as the characteristic of perpetuity, along with the attendant tax advantages of real property ownership. Biltmore thus offers its customers the advantage of true real property ownership combined with flexible long-term vacation potential. Vacation Ownership Interests which we intend to sell at our two Vacation Ownership Resorts currently under development are located in well-known tourist destinations and will include all traditional amenities such as swimming pools, spas, restaurants, access to golf courses, marinas, beaches, tennis, and other quality recreational facilities. Above all, our customers are not limited to accommodations at one of our Vacation Ownership Resorts. Our Company's internal vacation ownership exchange program, in conjunction with Resort Condominiums International, Inc. ("RCI Exchange Program"), permits our future customers access to the Vacation Ownership Interests to accommodations in over 3,500 Vacation Ownership Resorts worldwide. Our affiliation with the RCI Exchange Program offers our future customers tremendous flexibility in their vacation planning, a wide variety of vacation options, and easy access to an expansive array of worldwide destinations.

DIVERSIFIED REAL ESTATE FUNCTIONS AND CUSTOMER SERVICES

         Our Company, and through its subsidiaries and affiliates, provides a variety of functions and customer services which operates to control a real estate project from beginning to end. These functions and customer services are rendered directly in-house by our organization without necessitating out-sourcing to non-affiliated companies. Among other things, this capacity enables us to attain more accurate and reliable cost-control and project scheduling. To illustrate this important difference between our Company and other Vacation Ownership Resort companies, listed below are the following scope of functions and related customer services which we intend to provide in-house:

         o        ACQUISITION of improved and unimproved real estate;
         o DESIGN of the entire real estate project, turning initial concepts into working drawings, construction renderings, architectural, construction blueprints, and plans;

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         o        ARRANGING FINANCING for the acquisition, development and
                  construction phases of the real estate project;
         o        DEVELOPMENT of the real estate project;
         o        CONSTRUCTION of the real estate project to final completion;
         o MARKETING AND SALES of all Vacation Ownership Interests during and after construction;
         o CUSTOMER FINANCING of the sale of individual Vacation Ownership Interests Units (providing direct consumer loans);
         o OPERATION AND MANAGEMENT on a continuing basis of the completed Vacation Ownership Resort.

         In summary, our Company's organization offers diversified functions and customer services ranging from locating real estate projects and arranging acquisition and construction financing to designing, developing, and constructing the real estate project. We also provide direct consumer loans to our customers, along with managing and operating the Vacation Ownership Resort after it is completed, and after all Vacation Ownership Interests are sold. Our Company will thus maintain a recurring revenue stream from inception and for the future.

         OUR PARENT COMPANY: We supervise and control various real estate operations and services, through our subsidiaries and affiliates, including acquisition, development, finance, construction, marketing, property operations, and management. Our Parent Company directly supervises: (1) arranging the financing for the acquisition, development, and construction of our Vacation Ownership Resorts; (2) financing the direct retail sales of our Vacation Ownership Interests in its Vacation Ownership Resorts; and (3) financing our commercial paper originating from customer retail sales and consumer loans on our Vacation Ownership Interests. Our Parent Company also intends to directly manage each Vacation Ownership Resort, providing a continuing revenue stream to the Company, after the Vacation Ownership Resort is completed and all Vacation Ownership Interests are sold.


         SUBSIDIARIES AND AFFILIATES: Through its subsidiaries and affiliates, we directly provide an entire range of real estate functions and services:

         DYNAMIC DESIGN ARCHITECTURE, LLC, ("Dynamic Design Architecture"), was formed as a Nevada Limited Liability Company on December 31, 1998. It intends to render a full range of architectural and design services for our Vacation Ownership Resorts. Dynamic Design Architecture is 30% owned by Sage Design Builders, Inc., although it is a controlled affiliate of the Company (see above).

         SAGE DESIGN BUILDERS, INC. ("Sage"), was formed as a Nevada Corporation on March 22, 1998. It intends to build and construct our Vacation Ownership Resort designed by its affiliate, Dynamic Design Architecture (see above). Sage is wholly owned by our Parent Company.

         NEVADA REALTY AND MANAGEMENT, INC. ("Nevada Realty"), was formed in Nevada on November 12, 1998. It intends to market and sell our Company's Vacation Ownership Interests for our Vacation Ownership Resorts designed by our affiliate, Dynamic Design Architecture, and constructed by our subsidiary, Sage. Nevada Realty is wholly owned by our Parent Company.

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         BILTMORE VACATION LLC ("Biltmore Vacation LLC") was formed in Nevada on
         October 28, 1998, to provide capital for the development of the Bullhead project. Biltmore Vacation LLC is wholly owned by our Parent Company.

         ST. TROPEZ VACATIONS LLC ("St. Tropez Vacations LLC") was formed as a Nevada Limited Liability Company on October 28,1998, to provide capital for the development of the St. Tropez Real Property. St. Tropez Vacation LLC is wholly owned by our Parent Company.


VACATION OWNERSHIP RESORTS UNDER DEVELOPMENT

         The Company currently has two Vacation Ownership Resorts under development as follows: (1) The Biltmore Vacation Village Resort, which is located in Bullhead City, Arizona, directly across the Colorado River from Laughlin, Nevada; and (2) the St. Tropez Vacation Resort, which is located in Las Vegas, Nevada, across the street from the Hard Rock Cafe' and Casino, two blocks from the Las Vegas Strip.

         BILTMORE VACATION VILLAGE RESORT: Our Company is currently developing a 264-unit vacation ownership resort project known as "Biltmore Vacation Village", located on a site consisting of approximately 19.99 acres in Bullhead City, Arizona, a popular tourist destination directly across the Colorado River from Laughlin, Nevada. Design for this project was initiated by Dynamic Design Architecture in November of 1998 and features a Spanish Mediterranean architectural style. Drawings and specifications for this project were submitted for approval to Bullhead City in early August of 1999 and a ground breaking ceremony was held on August 17th, 1999 to announce commencement of construction for our Vacation Ownership Resort. This is a master planned project to be built in five (5) phases.

         Phase One involves mass grading of the entire project site. Sage commenced construction on November 1, 1999. The estimated completion date for the sitework is the end of calendar year 2000 and will entail approximately 296,000 cubic yards of earthwork, 76,000 square feet of retaining walls, all underground utility work, paving, landscaping and perimeter vision walls. Phase One will include a reception and registration area, restaurant/nightclub, spa/fitness center, two (2) residential fractional ownership buildings (42 units each), maintenance building, streets, walkways, landscaping and all future building pads for all subsequent phases (2-5) of construction (foundation and concrete floor slabs will be cast in Phase One for each residential building). The total budgeted cost to complete Phase One is approximately $40,000,000.

         Phase Two involves constructing a Residential Building consisting of one 32-unit fractional ownership residential building. This residential building will be a 68,000 square foot, 3-story framed structure housing a total of 32 suites. Each suite is a 1,500 square foot, 2 bay lockout unit (each unit is actually a combination of two smaller units, one of approximately 600 square feet, the other approximately 900 square feet), each 900 square foot unit features a large living area, kitchen, master bedroom and bath, and the 600 square foot portion consists of a kitchenette/living area, bath and large bedroom. The estimated budget cost to complete Phase Two is approximately $7,000,000.

         Phase Three involves constructing a Residential Building consisting of one 42-unit fractional ownership residential building. The estimated budget cost to complete Phase Three is approximately $9,000,000.

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         Phase Four involves constructing a Residential Building consisting of one 42-unit fractional ownership residential building. The estimated budget cost to complete Phase Four is approximately $9,000,000.

         Phase Five involves constructing two Residential Buildings consisting of two 32-unit fractional ownership residential buildings. The estimated budget cost to complete Phase Five is approximately $14,000,000.

         ST. TROPEZ VACATION RESORT: Our Company intends to develop and convert an existing hotel and shopping center located in Las Vegas, known as the St. Tropez Hotel and Shopping Center, into the St. Tropez Vacation Resort ("St. Tropez"). We have entered into a purchase agreement to acquire the St. Tropez for $30,000,000 and we have obtained a loan commitment to finance this acquisition and to pay for development costs for Phase One of $41,500,000. Biltmore Vacation Resorts, Inc. plans to close this transaction on or before August 2, 2000. The debt capital received in excess of the purchase price, $11,500,000, will be used to pay for construction, furniture, fixtures, equipment, and financing charges for the first of a two-phase real estate project.

         Project design was initiated by Dynamic Design Architecture in March of 1999. The St. Tropez is a non-gaming resort property located at 455 E. Harmon Avenue, on the Southwest corner of Harmon Avenue and Paradise Blvd. It is situated on a 7.5 acre site just two blocks east of the famous Las Vegas Strip, directly across the street from the Hard Rock Cafe Hotel and Casino. It is within minutes of the University of Nevada-Las Vegas Campus and McCarren International Airport. Originally developed in 1987, the St. Tropez is a medium-sized, non-gaming hotel in a city filled with large mega-resort hotels and casinos. The St. Tropez currently contains 150 guest room suites in ten (10) two-story buildings on approximately 4.25 acres. Our Company will operate the project as a Hotel before and during the conversion as a small, well-furnished, all-suite Residential Vacation Ownership Resort. Our Company will commence the conversion of the St. Tropez in two (2) phases. Phase One is the remodel and conversion of existing hotel rooms into luxurious suites; the remodel and renovation of existing retail space; and the development of a sales office. Phase Two is the long-range planned demolition of the existing Phase One retail space and the design and construction of a new ten-story tower.

         In Phase One, the room suites will be remodeled and converted into Vacation Ownership Interests. Exterior public spaces, such as the swimming pool area and fitness center will be renovated and upgraded. The building exteriors will be upgraded with new stucco as needed; new paint and new roofing will be provided throughout the project. The existing suites, which are in three sizes, will be redecorated and remodeled as required to meet the high standards our Company has set for its Vacation Ownership Resorts. Sage, as general contractor, has determined that each of the ten (10) buildings will be phased separately, allowing certain buildings within the St. Tropez complex to continue operating in their current hotel capacity while Sage remodels and converts the suites in other buildings to Vacation Ownership Interests. Air conditioning systems throughout will be updated with more energy-efficient equipment. Each building will receive fresh paint, additional trim, and landscaping as needed to enhance the overall resort experience. In addition to room and building renovation, the interior courtyard (a lush park-like space) will be improved in order to refine this beautiful area of the complex. The pool and spa will also be brought to a like-new condition. Estimated budget cost to complete Phase One is approximately $9,000,000.

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         In Phase Two, the entire existing retail center on the 3.5-acre corner lot (see Phase Two description above) will be demolished and a new ten (10) story tower ("Tower") multi-use complex will be designed and built. The new Tower will be situated on the corner directly opposite the world famous Hard Rock Cafe Hotel and Casino. The Tower will be designed for our Company's high-end customers. A three (3) story parking facility (levels below grade, at grade and above grade) will include two stories of usable space above. These two
(2) floors will house the resort lobby, meeting rooms, fitness center/spa, administration offices, a 120 - 150 seat restaurant and related kitchen facility, a bar/nightclub and all of the related "back-of-house" facilities required to operate a world class resort. Atop the public spaces will be a rooftop garden, outdoor swimming pool, tennis courts and outdoor bar. The first floor (1 of 6) of guest suites will rise immediately adjacent to this rooftop plaza (the first floor suites will open onto the plaza). Six floors of suites totaling 220 units will complete the residential portion of the vacation ownership resort. Because of its proximity to McCarran International Airport, we requested and received approval from the FAA and McCarran's Director of Aviation to build the planned ten-story Tower. The Tower will contain 220 elevated guest units, each approximately 1,450 square feet inside, and will feature amenities including large living rooms, kitchen, patio/balcony, master bedroom and bath, and guest bedroom, bath and kitchenette. Each unit will command an impressive view of the Las Vegas Valley. A 6,000 square foot fitness center/spa is planned with an exercise workout room, massage therapy, facials, hair and nail salon, and retail sales area of related products. A large meeting space of 9,000 square feet will be provided for guests who require accommodations to entertain or conduct meetings. These meeting rooms will be adjacent to the kitchen facility, allowing St. Tropez to offer catering for the meeting facility. A 2,500 square foot swimming pool area with two small spas and one large spa will be provided on the rooftop pool deck area. Also located here will be the tennis facility (4 courts), outdoor bar, and the entire deck area will relate to the fitness center/spa discussed earlier. The estimated budget cost to complete Phase Two is approximately $85,000,000.

MARKETING AND SALES

         We intend to market and sell Vacation Ownership Interests through both off-site and on-site sales centers.

         OFF-SITE SALES CENTERS: We plan to operate two off-site sales centers, one in Las Vegas, Nevada, and the other in Laughlin, Nevada; we also plan additional off-site sales centers by the end of 2000. Biltmore currently intends to locate these sales centers in major metropolitan areas, which can be conveniently toured during evenings and weekends. The centers, which will be leased, are generally the most cost effective marketing method because they reduce the need for on-site tours of our Vacation Ownership Resorts and are more easily accessible to our target customers.

         ON-SITE SALES CENTERS: We intend to utilize a variety of marketing techniques to generate on-site tours, including mini-vacations resulting from telemarketing and targeted mailings, retail center kiosks, in-house marketing to renters, marketing to current owners of Vacation Ownership Interests and referrals.

         SALES REPRESENTATIVES: Our sales representatives are a critical component to our sales and marketing efforts. We plan to attract, train and keep a dedicated sales force. All actively engaged Sales Representatives will be licensed under the guidelines of the Department of Real Estate by the governing regulatory body where each sales center is located. We will provide sales instruction and training, coupled with the sales representative's particular knowledge of each resort. Our sales staff will be required to guide each

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customer through a written disclosure statement regarding the Vacation Ownership
Interest to be sold prior to our customer entering into a purchase agreement. This disclosure statement will set forth all relevant information regarding ownership of a Vacation Ownership Interest at our Vacation Ownership Resorts, under development, and must be signed by every purchaser. We will disclose through this statement all material and relevant information a customer may require in making an informed decision regarding the prospective purchase of a Vacation Ownership Interest. At closing, our customers will be provided with a toll-free customer service telephone number to facilitate any additional information requests. To support our marketing and sales efforts, we plan to develop a computer database to track our vacation ownership resort marketing and sales programs. Our management team believes that as our Vacation Ownership Resort operations grow, this database will become an increasingly significant asset and will enable it to take advantage of less costly marketing and referral opportunities.

         CUSTOMER FINANCING: We believe that over 75% of our customers will utilize our in-house loan services to finance their purchase of a Vacation Ownership Interest. These customers will be required to make a down payment of at least 10% of the sales price of the Vacation Ownership Interest. The balance of the purchase price is typically financed for a period of seven to ten years at a fixed interest rate. The adequacies of our reserve for loan losses shall be determined by management and reviewed on a regular basis, considering, among other factors, historical frequency of default, loss experience, present and expected economic conditions as well as the quality of Sales Receivables. We believe that our financing will be attractive to purchasers who find it convenient for one company to handle all facets of the purchase of Vacation Ownership Interests.

         LOAN UNDERWRITING: Consistent with industry practice, financing Vacation Ownership Interests is not subject to extensive loan underwriting criteria. Prior to extending such financing, we will perform a thorough commercial credit check of each customer. While we require only a minimum down payment of 10% of the purchase price, we will encourage purchasers to make increased down payments by offering the incentive of a lower interest rate. In addition, purchasers who elect to participate in our pre-authorized payment plans will receive a discounted interest rate.

         COLLECTION POLICIES: We plan to bear the risk of customer defaults under our Sales Receivables Financing Facility (see "Sale of Receivables" below). We intend to accrue interest on the facilitity's loans to purchasers of Vacation Ownership Interests until such loans are deemed uncollectible, at which point the facility will commence foreclosure proceedings. Upon obtaining title, we will return the Vacation Ownership Interest to Inventory for resale. (After comparing results with other publicly traded companies having resorts with the same underlying quality - the default rate experienced is less than 2%.) We plan to closely monitor our loan accounts and determine whether to foreclose on a case-by-case basis. If a purchaser of a Vacation Ownership Interest defaults on the mortgage during the early part of the loan amortization period, we will not have recovered our marketing, selling (other than certain sales commissions), and general and administrative costs relating to such Vacation Ownership Interest. Although in certain jurisdictions we may seek recourse against a defaulting customer for the sales price of a Vacation Ownership interest, current company policy will not require pursuit of such remedies.

         SALES OF RECEIVABLES: We plan to sell our Vacation Ownership Interest Sales Receivables to a subsidiary of the Parent Company, Nevada Realty (the "Sales Receivables Financing Facility" or "Financing Facility").Our Financing Facility will typically pledge the Vacation Ownership Interest Sales Receivables to an independent, non-affiliated financial institution as security for loans made to our Financing Facility. These secured loans will provide the capital,

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which the Financing Facility will use to purchase the Receivables from our
Parent Company. Thus, the Financing Facility will provide us with non-recourse interim funding for our Sales Receivables, pending their permanent bundling and sale of pooled Sales Receivables securitization transactions ("Pooled Commercial Paper"). We plan to be able to provide a significant portion of our future development from capital provided by this Receivables Facility.

         SERVICING SALES RECEIVABLES: Servicing our Sales Receivables includes collecting payments from borrowers and remitting such funds to the owners, lenders, or investors in such receivables, accounting for receivables principal and interest, making advances when required, contacting delinquent borrowers, foreclosing in the event that defaults are not remedied, and performing other administrative duties.

         CUSTOMER SERVICE: We plan to provide full-time customer service representatives to respond to customer inquiries. At closing all purchasers will be provided with toll-free customer service numbers to facilitate additional information requests. Customer service surveys will be sent to each purchaser annually to measure customer satisfaction and to alert us to problems, if any.

          VACATION OWNERSHIP EXCHANGE NETWORKS: According to the American Resort Developers Association, the primary reason cited by consumers for purchasing a Vacation Ownership Interest is the ability to exchange their Vacation Ownership Interest for accommodations at other resorts through worldwide exchange networks. Membership in an exchange network allows the owner of a Vacation Ownership Interest at one of our resorts to exchange their dedicated unit interval for a similar unit interval at another participating resort, based upon availability and the payment of a nominal exchange fee. A Vacation Ownership Interest can be exchanged by listing it as available with the exchange network affiliated with the owner's home resort and requesting occupancy at another participating resort, indicating the preferred resort or geographic area, the size of the unit desired, and the period during which occupancy is desired. This exchange network assigns a rating to each listed Vacation Ownership Interest, which is based upon a number of factors, including the location and size of the unit, the quality of the vacation ownership resort and the time of year during which the exchanging owner's Vacation Interest is available. The network then attempts to satisfy the exchange request by providing occupancy in a participating resort with a similar rating. Our Vacation Ownership Exchange Program with RCI's Exchange Program allows the purchaser of the Vacation Ownership Interest to vacation in over 3,500 Vacation Ownership Resorts. In addition, we have been granted by RCI its coveted Gold Crown Rating for Biltmore Vacation Village in Bullhead City, Arizona, currently under development. RCI's Gold Crown Rating is the highest award given by RCI, and is bestowed upon approximately 10% of RCI resorts. The ratings are normally based upon comment cards received by RCI members who have actually stayed in the resort. Once development of the Vacation Ownership Resort project is fully completed, we must continue to provide the highest quality product and service in order to retain the Gold Crown rating. The net affect of a coveted Gold Crown rating is that a Gold Crown Vacation Ownership Interest is in high demand and will exchange equally for another Gold Crown Vacation Ownership Interest. Conversely, a Gold Crown Vacation Ownership Interest will exchange for a non-Gold Crown Vacation Ownership Interest at an exchange rate of at least two-to-one.

          COMPETITION: The company competes with other Vacation Ownership Resorts, as well as hotels, motels, condominium developments, and second homes. Competition is based primarily upon attractiveness and location of the resort property and amenities. In addition to the direct competition of individual resorts, other competitors also include alternative accommodation such as hotels, motels, bed and breakfasts, and small Vacation Ownership operators located within the immediate geographic vicinity of each of the Company's resorts.

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         The Vacation Ownership industry historically has been highly fragmented and dominated by a very large number of local and regional resort developers and operators, each with limited portfolios. More recently, many of the world's most widely recognized lodging, hospitality, and entertainment companies have begun to develop and sell Vacation Ownership's under their brand names. Many entities with which the Company competes have significantly greater access to financial, sales and marketing, and other resources than those of the Company and may be able to grow at a more rapid rate or more profitably as a result. Management anticipates that competition will increase in the future as a result of consolidation in the vacation ownership industry.

         GOVERNMENT REGULATIONS: The Company's marketing and sales activities and other resort operations are subject to extensive regulation by the federal government and the states in which the Company's resorts are located and in which its Timeshare Ownerships are marketed and sold. Federal legislation to which the Company is, or may be, subject includes the Federal Trade Commission Act, the Fair Housing Act, the Truth-in-Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Interstate Land Sales Full Disclosure Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, and the Civil Rights Acts of 1964, 1968, and 1991. Many states have adopted legislation as well as specific laws and regulations regarding the sale of Timeshare Ownerships. The laws of most states require a designated offering statement describing the Company and all material aspects of the resort and the sale of Timeshare Ownerships at such resort. In addition, the laws of most states in which the Company sells Timeshare Ownerships grant the purchaser of such an interest the right to rescind a contract of purchase at any time within a statutory rescission period, which generally ranges from three to ten days. Furthermore, most states have other laws which regulate the Company's activities, such as real estate licensor laws, travel sales licensor laws, anti-fraud laws, telemarketing laws, prize, gift and sweepstakes laws, labor laws, and various regulations governing access and use of the Company's resorts by disabled persons. The Company shall fully comply with all applicable federal, state, local, and foreign laws and regulations to which it is currently subject.

RISK FACTORS

         An investment in our Company is highly speculative and involves a high degree of risk. Our Company's proposed business operation is subject to all risks inherent in any new or unproven business venture. These risk factors set forth below are not a complete list of all risk factors that may affect our Company or its stock.

         DEVELOPMENT STAGE COMPANY: We are a development stage enterprise which has not formally commenced operations. We have not generated any revenue to date; we are not profitable; and we cannot guarantee that we will be profitable in the future. Our primary activities to date have been limited to the following: (i) developing our business model; (ii) arranging capital financing for the development of Phase One of the Biltmore Vacation Village; (iii) arranging capital financing for the acquisition and renovation of Phase One of the St. Tropez; and (iv) pursuing strategic relationships with certain banks, financial institutions, and capital partners for debt and equity capital. The Company's success is dependent upon the successful development and marketing of its proposed products and services, as to which there is no assurance. Unanticipated problems, expenses, and delays are frequently encountered establishing a new business, developing new products, and providing new services. These potential problems may include, but are not limited to, competition, inadequate market expertise, and setbacks in sales and marketing. The failure of the Company to meet any of these conditions would have a materially adverse effect upon our business, operating results, financial condition, and may force the Company to reduce or cease operations. No assurance can be given that the Company can or will ever operate profitably.

         NEED FOR ADDITIONAL CAPITAL: The Company's current cash on hand of $511,764 is insufficient to meet our business objectives described herein and substantial additional capital will have to be raised, if it can be raised, to meet our business objectives. In the past the Company has relied primarily upon internal financing from its founder, officer and director, Mr. George Wuagneux. There is no guarantee that such internal financing from Mr.Wuagneux will be available in the future, and if such financing is available, it will not be sufficient to meet the Company's capital requirements to finance its proposed plan of operations for the next twelve months. The Company's future capital requirements will depend on many factors, including the availability of equity and debt financing, cash flow from operations, progress in the development and sale of its products and services, competing market developments, and the Company's ability to market its products and services successfully. Any further equity financings could result in dilution to the Company's stockholders. Sources of debt financing may result in higher interest expense and possible restrictions on dividend distributions. Additional financing, if available, may be on terms unfavorable to the Company. If additional capital is not obtained, the Company may be required to reduce or cease operations.

         DEPENDENCE ON KEY PERSONNEL: The Company is greatly dependent on the services of George Wuagneux, the Company's Director, President, and CEO. The loss of his services would have a materially adverse effect on the operations of the Company. The Company believes that its future success will also depend in part upon its ability to attract, retain, and motivate qualified personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel. Competition for such personnel is intense.


         CONTROL OF COMPANY AND DEPENDENCE ON MANAGEMENT. The Company's President currently owns 2,851,253 Shares, or 67.25%, of the issued and outstanding common stock. Cumulative voting for the election of directors is not allowed. Accordingly, the Company's President will be able to control the Board of Directors of the Company and to direct the Company's affairs. Therefore, Investors may have to depend on the judgment and efforts of the current Directors and Officers to carry out the Company's business affairs. The existing Officers are not under employment agreements with the Company.

         DIFFICULTY OF PLANNED EXPANSION: MANAGEMENT OF GROWTH: The Company plans to substantially expand its level of operations. The Company's operating results will be adversely affected if additional capital is not obtained and net revenue is not increased sufficiently to compensate for the increase in capital expenditures and operating expenses caused by this expansion. In addition, the Company's planned expansion of operations may cause significant strain on the Company's management, financial resources, and other resources. To manage its growth effectively, the Company must continue to improve and expand its existing resources and management information systems, and must attract, train and motivate qualified managers and employees. There can be no assurance, however, that the Company will be able to successfully achieve these goals. If the Company is unable to manage growth effectively, its operating results will be adversely affected.

         In addition to the foregoing risks, businesses are often subject to risks that are not foreseen or fully appreciated by management.

INFORMATION AVAILABLE TO STOCKHOLDERS

         Shortly after this Registration Statement becomes effective, we will be required to file annual, quarterly and special reports, proxy statements, and other information with the SEC. You can read and copy any of this information at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at (800) SEC-0330 if you would like further information on the public information rooms. This information is also available from the SEC's web site at HTTP://WWW.SEC.GOV.

         In the future we intend to distribute annual reports containing audited financial statements and other information to our stockholders after the end of each fiscal year. We do not intend to regularly distribute quarterly reports to our stockholders, but we will gladly send them to you upon your written request to our Corporate Secretary. Potential investors should keep in mind that other material risks could arise.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         Certain statements contained in the following Management's Discussion of Plan of Operations including, without limitation, statements containing the words "believe", "anticipate", "estimate", "expect" and words of similar meaning, constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors set forth in other parts of this document.

GENERAL

         We remain optimistic about our future, but our prospects must be considered and evaluated in light of the risks, operating and capital expenditures required, and uncertainty of economic conditions that may impact our customers. Emerging companies are characterized by a high degree of market and financial risk that should be considered in evaluating our financial results and future prospects. To achieve and sustain profitability, we must successfully launch, market and establish our real estate products and services, successfully develop new real estate products and services, meet the demands of our customers, respond quickly to changes in our market, attract and retain qualified employees, and control expenses and cash usage, as well as continue to attract significant capital investments.

         We have incurred significant losses since February 28, 1998, with an accumulated deficit of $1,926,380 at March 31, 2000. There can be no assurance that we will achieve or sustain profitability and we believe that we will incur a net loss in 2000.

PLAN OF OPERATION

         We have started developing the Bullhead project in Arizona and we are in the process of completing the acquisition of the St.Tropez project in Nevada. During the next 12 months, we intend to continue to finance our operations by raising capital through either debt or equity financing. We also anticipate to generate revenue by pre-selling Vacation Ownership Interests in the Bullhead project, provided our real estate application to sell Vacation Ownership Interests is approved by the Arizona and Nevada Departments of Real Estate. Furthermore, we intend to generate additional revenue by selling Vacation Ownership Interests in the St. Tropez property project (assuming the St. Tropez Real Property acquisition is ultimately closed by August 2, 2000, as scheduled) and provided our real estate application to sell the Vacation Ownership Interests is approved by the Nevada Department of Real Estate. In either event, we intend to commence the pre-sale of Vacation Ownership Interests in the Bullhead Real Property and sell Vacation Ownership Interests in the St. Tropez Real Property in the fourth quarter of 2000. We believe the Bullhead Vacation Village Resort will require approximately $40,000,000 in capital in the next twelve months to accomplish our goals for this real estate project. We have not obtained a commitment for debt or equity capital from any party in order to pay for the costs of development and construction for the first 12 months for the Bullhead Vacation Village Resort. We also believe the St. Tropez Vacation Resort will require approximately $39,000,000 in capital in the next twelve months to accomplish our goals for this real estate project. We have obtained a loan commitment from M.K.D. Capital Corp., of approximately Forty-one Million Five Hundred Thousand Dollars ($41,500,000) in order to pay for the purchase of the real property (approximately $30,000,000) and the balance (approximately $11,500,000) for the costs of renovation and construction for the St. Tropez Real Property project for the next twelve months. This assumes the aforementioned loan timely funds with the scheduled acquisition of the real property by August 2, 2000. Our Company is in negotiations with various banking, other financial institutions and private parties regarding additional debt and equity financing of the development of the Bullhead Real Property and the acquisition and renovation of the St. Tropez Real Property. Nonetheless, our Company has not secured any commitments for equity or debt capital to develop both of our real estate projects currently or to continue our operations, other that the aforementioned loan commitment from M.K.D. Capital Corp.

         Our Company currently employs 20 people, including employees of our subsidiaries. We believe the number of employees will increase to approximately 40 during the next twelve months as we continue to develop our real estate projects and marketing of the Vacation Ownership Interests.

LIQUIDITY

         Although we have been successful in our capital raising efforts to meet previous operating requirements, there is no guarantee that we will be successful in future capital raising efforts. At the time of this registration statement, we had insufficient cash reserves necessary to meet current operating requirements for the next twelve months. We are currently in negotiations to obtain additional debt and equity funding, but no commitment has been obtained. In the event we were to be unsuccessful in our fund raising, we would be required to significantly reduce cash outflows through the reduction or elimination of marketing, sales, development, capital, and administrative expenditures, resulting in decreased potential revenue and potential profitability, or cessation of operations. As a result, we received a going concern opinion from our independent auditors in 1999. Any new funding raised may have a dilutive effect on our existing shareholders. We expect to have capital expenditures for real property development and construction of approximately $79,000,000 for the next twelve months, as we continue to develop and construct our Bullhead Real Property project, and acquire and renovate our St. Tropez Real Property project.

ITEM 3.  DESCRIPTION OF PROPERTIES

         Our corporate offices are at 2110 East Flamingo Road, Suites 109 and 110, for a combined office space of 7,283 square feet. On June 14, 1999, we renewed a pre-existing lease on Suite 110 and entered into a new lease on Suite
109. They will both expire June 30, 2003. We have additional offices across the street at 2080 E. Flamingo Road, Suite 217, with office space of 1,357 square feet. We entered into this lease on May 19, 1999, and it will expire on July 31, 2004.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information regarding beneficial ownership as of March 31, 2000, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each Director and by Officers and Directors of the Company as a group.


                                                    Number of Shares                  Percentage
Name and Address                                   Beneficially Owned:                 of Class
----------------                                   -------------------                 --------
George Wuagneux / (1)                                  2,851,253                        64.932
President, CEO & Director
Biltmore Vacation Village, Inc.
230 E. Flamingo Road
Las Vegas, NV  89119

Edward Wuagneux                                                0                         0.000
Secretary & Director
6500 Peppermill Drive
Las Vegas, NV  89146

Robert Hayward                                               110                         0.003
Vice President & Director
3052 Emerald Wind Street
Henderson, NV  89012

Larry B. Lombard                                               0                         0.000
                                             -------------------                --------------
CFO & Director (2)
23401 Rockrose
Mission Viejo, CA  92692

All current Directors & Officers                       2,851,363                        64.935
As a group (4 persons)


Footnotes:

         (1) Mr. George Wuagneux owns 100% of Biltmore Vacation Village, Inc. ("BVVI"), and is deemed the beneficial owner of all 2,851,253 Shares owned by BVVI.

         (2) Mr. Larry B. Lombard resigned on May 16, 2000, and Ms. Tennie Sedlacek was appointed CFO and Director in his place.

         CHANGES IN CONTROL: There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

         Identification of Directors and Executive Officers: The following table sets forth the names of all current and former Directors and Executive Officers of the Company. These persons will serve until the next annual meeting of the Stockholders, or until the successors are elected, or appointed and qualified, or their prior resignations or terminations.


                                                     POSITIONS
NAME                                AGE                 HELD                            SINCE      RESIGNED
----                                ---                 ----                            -----      --------
George Wuagneux (1)                 67               Chairman, President,               2/28/98     - - -
                                                     Chief Executive
                                                     Officer and Director
                                                     Secretary and Treasurer            2/28/98    6/12/98

John Kromer                         57               Secretary, Treasurer               6/12/98    1/28/99
                                                     and Director

Edward Wuagneux (1)                 64               Treasurer                           1/29/99   12/15/99
                                                     Secretary and Director              1/29/99    - - -

Robert S. Hayward                   51               Vice President of Sales             12/15/99   - - -
                                                     & Marketing and Director

Larry B. Lombard (2)                39               Chief Financial Officer             12/15/99  5/16/00
                                                     and Director

-------------------
FOOTNOTES:

(1)      George Wuagneux and Edward Wuagneux are brothers.

(2) Larry B. Lombard resigned as Chief Financial Officer and Director of the Company as of May 16, 2000, and Ms. Tennie Sedlacek was appointed Chief Financial Officer and Director in his place on the same date.

BUSINESS EXPERIENCE

         GEORGE WUAGNEUX, serves as Chairman, President, and Chief Executive Officer of the Company with over 30 years of experience in all aspects of the real estate development and management, including, but not limited to, acquiring, designing, building, marketing, and selling multiple real estate projects in Florida.

         EDWARD WUAGNEUX, serves as Secretary of the Company with over 26 years of experience as a licensed general contractor. He is also President of Sage, a subsidiary of the Company, which functions as the builder of the Company's Real Estate Projects. He has built condominiums, multi-family projects, retirement villages, golf courses, single family developments, office buildings, shopping centers and nursing homes. His duties also include interfacing with zoning boards, commissioners, and other government officials in the construction industry.

         ROBERT HAYWARD, serves as the Vice President of Sales and Marketing of the Company, with over 20 years of experience in marketing and selling Vacation Ownership Interests. He is also President of Nevada Realty, a subsidiary of the Company, which functions as the marketer and seller of the Vacation Ownership Interests. Mr. Hayward graduated from college with two Bachelor of Science Degrees in Marketing and Accounting. He has been in the Vacation Ownership Industry since 1981 and has sold Vacation Ownership Interests for various resorts on the Eastern Seaboard.

         LARRY LOMBARD, served as Chief Financial Officer, and Director of the Company from 12/15/99 to 5/16/00 (resigned). His expertise includes tax compliance, tax planning, internal accounting controls, and procedures for both private and public companies. Mr. Lombard's experience includes computer system design and implementation, including accounting systems and manufacturing systems. Mr. Lombard is a graduate of UCLA with a Bachelor of Science in Business Economics and a minor in Accounting and has taken numerous continuing education courses in taxation, business strategies and finance. He is currently awaiting his Certified Public Accountant certification.

         JOHN KROMER, served as Secretary, Treasurer, and Director of the Company from 6/12/98 to 1/28/99 (resigned). Mr. Kromer has over ten years experience in real estate development and general contracting, with general contractor licenses in Nevada and Arizona. Mr. Kromer is a licensed pilot and a former Naval Officer.

         TENNIE SEDLACEK, has served as Chief Financial Officer and Director of the Company since 5/16/00. Mrs. Sedlacek's experience encompasses over twenty years of experience as controller and chief financial officer in the residential and commercial construction industry.

         FAMILY RELATIONSHIPS: Mr. George Wuagneux and Mr. Edward Wuagneux are brothers. Other than the foregoing, there are no family relationships between any director or executive officer.

         INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS: During the past five years, no present or former director, executive officer, or person nominated to become a director or an executive officer of the Company was:

         (1) a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

         (2) convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

         (3) subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his Involvement in any type of business, securities, or banking activities; or

         (4) found by a court of competent jurisdiction (in a civil action), the commission or the commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table summarized information regarding the salary and bonuses we paid George Wuagneux, our CEO, and John Kromer, our Treasurer, from June 12, 1998 to January 28, 1999, from the inception of our Company on February 28, 1998 to December 31, 1999. George Wuagneux and John Kromer were the only officers who received total annual compensation in excess of $100,000.

                                          SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------
                                                                        Long Term Compensation
------------------------------------------------------------------------------------------------------------------------------
                                  Annual Compensation                  Awards                   Payouts
==============================================================================================================================
          (a)              (b)        (c)         (d)         (e)          (f)         (g)          (h)            (i)
------------------------------------------------------------------------------------------------------------------------------
                                                                       Restricted   Securities
   Name and Principal                                     Other Annual    Stock     Underlying                  All Other
        Position           Year     Salary       Bonus    Compensation   Awards      Options      Payouts      Compensation
------------------------------------------------------------------------------------------------------------------------------
  George Wuagneux          1999    $200,000        0           0            0           0            0              0
------------------------------------------------------------------------------------------------------------------------------
  Chief Executive Officer  1998    $150,000    $743,750        0            0           0            0              0
------------------------------------------------------------------------------------------------------------------------------
  John Kromer              1999       0            0           0            0           0            0              0
  Treasurer                1998       0        $328,126                     0           0            0              0
==============================================================================================================================

         In October 1998, the Company issued 500,000 shares of its restricted common stock to George Waugneux in full satisfaction of his 1998 salary and performance bonus and his 1999 salary. Also in October, 1998, the Company issued 150,000 shares of its restricted common stock to John Kromer as a performance bonus representing the total consideration owed to Mr. Kromer (see Item 4, Part
II).

         No other annual or long term compensation, including awards and payouts, were paid, issued, or granted to any of our executive officers.

         COMPENSATION OF DIRECTORS: There are no standard arrangements pursuant to which the Company's Directors are compensated for any services provided as a director. No additional amounts are payable to the Company's Directors for committee participation or special assignments.

         EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS: There are no employment contracts, compensatory plans or arrangements, including payments to be paid by the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change-in-control of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         As of March 31, 2000, other than issuance of Shares to executive officers as compensation or in satisfaction of cash advances, as described in
ITEM 4, Part II, there have been no transactions to which the Company was a party involving $60,000 or more and in which any director, executive officer, or holder of more than five percent of our common stock had a material interest.


ITEM 8.  DESCRIPTION OF SECURITIES

         COMMON STOCK: The Company's authorized common stock consists of 50,000,000 shares of $0.001 par value. As of March 31, 2000, there were 4,391,124 shares of our common stock outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. Stockholders of the Company's common stock have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. All shares of the common stock now outstanding are fully paid and non-assessable.

         NO PREFERRED STOCK: The Company is not authorized to issue any preferred stock.

         NO OUTSTANDING OPTIONS, WARRANTS OR CALLS: There are no outstanding options, warrants, or calls to purchase any of the authorized securities of the Company.

         REGISTRAR AND TRANSFER AGENT: The Registrar and Transfer Agent for the Company's common stock is Signature Stock Transfer, Inc. 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         Until October 1, 1999, our Common Stock was traded on the Over-The-Counter Market and was quoted on the NASD's OTC Bulletin Board under the symbol "BVRI". After October 1, 1999, our common stock has traded on the pink sheets under the symbol "BVVI", the symbol change being a result of the 10:1 reverse split on December 31, 1999. The following table sets forth the closing high and low bid prices of the Common Stock for the periods indicated. These prices are believed to be representative inter-dealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.


                                                                   BID
                                                                   ---
                 1998                                      HIGH             LOW
                 ----                                      ----             ---

                 1st Quarter (from February 28)            13.75            7.10
                 2nd Quarter                               10.00            6.25
                 3rd Quarter                               6.88             4.69
                 4th Quarter                               7.50             2.19

                 1999
                 1st Quarter                               8.13             5.00
                 2nd Quarter                               21.25            4.38
                 3rd Quarter                               16.25            8.13
                 4th Quarter                               15.00            3.75

                 2000
                 1st Quarter                               11.00            5.00

         The Company anticipates that the NASD will grant it the right to have the Company's stock quoted on the OTC Bulletin Board. However, there can be no assurance that such application will be granted by the NASD.

         HOLDERS: The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 1,039.

         DIVIDENDS: The Company has not declared any cash dividends with respect to this common stock and does not intend to declare dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         In the ordinary course of business, the Company is from time to time involved in various pending or threatened legal actions. The litigation process is inherently uncertain and it is possible that the resolution of such matters might have a material adverse effect upon the financial condition and/or results of operations of the Company. However, in the opinion of the Company's management, matters currently pending or threatened against the Company are not expected to have a material adverse effect on the financial position or results of operations of the Company.


ITEM 3.  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The Company issued unregistered Shares of its Common Stock and Debt Securities (Promissory Notes) from February 28, 1998 to March 31, 2000 as follows:

         Fiscal 1998, a total of 1,408,895 Shares of Common Stock valued at $2,188,762 as follows:

Issued for cash:

                   1998                Number of              Name of Persons             Amount of
                  Dates              Common Shares             to Whom Issued           Consideration
                  -----              -------------             --------------           -------------

                  Apr. 1                   10,000             Spizman/Simon               $  20,000
                                                                                          ----------


Issued to Officers as compensation:

                   1998                Number of              Name of Persons             Amount of
                  Dates              Common Shares             to Whom Issued           Consideration
                  -----              -------------             --------------           -------------

                  Oct. 29                 500,000             George Wuagneux/            $1,093,750
                                                              BVVI
                  Oct. 29                 150,000             John W. Kromer                $328,126
                                    -----------------                                   ------------
                                          650,000                                         $1,421,876
                                                                                        ------------

Issued as payment for services rendered:

                   1998                Number of              Name of Persons             Amount of
                  Dates              Common Shares             to Whom Issued           Consideration
                  -----              -------------             --------------           -------------

                  Oct. 29                   9,643              Various                       $21,093
                                                                                        ------------


Issued in lieu of financing fees:

                   1998                Number of              Name of Persons             Amount of
                  Dates              Common Shares             to Whom Issued           Consideration
                  -----              -------------             --------------           -------------

                  Oct. 29                 290,000              Balu, Ltd.                   $634,375
                                                                                        ------------



Issued to Officers for repayment of cash advances:

                   1998                Number of              Name of Persons             Amount of
                  Dates              Common Shares             to Whom Issued           Consideration
                  -----              -------------             --------------           -------------

                  Oct. 29                  16,252             George Wuagneux/               $91,418
                                                              BVVI                      ------------


         Fiscal 1999, a total of 338,561 Shares of Common Stock valued at $2,027,721, as follows:

Issued to Officers as Compensation:

                   1999                Number of              Name of Persons             Amount of
                  Dates             Common Shares              to Whom Issued           Consideration
                  -----             -------------              --------------           -------------

                  Feb. 9                      110             Robert Hayward                     $653
                                                                                        -------------

Issued for cash:

                   1999                Number of              Name of Persons             Amount of
                  Dates             Common Shares              to Whom Issued           Consideration
                  -----             -------------              --------------           -------------

                  Feb. 9                    3,233             Reinert/Petosa/Arthur           $19,500
                                                                                        -------------

Issued to Officers for repayment of cash advances:

                   1999                Number of              Name of Persons             Amount of
                  Dates             Common Shares              to Whom Issued           Consideration
                  -----             -------------              --------------           -------------

                  Mar. 30/
                  June 30/
                  Sept. 30                335,218             George Wuagneux/             $2,007,568
                                                              BVVI                       ------------


         First Quarter of 2000, a total of 143,668 Shares of Common Stock valued at $678,767 as follows:

Issued for cash:

                   2000                Number of              Name of Persons             Amount of
                  Dates             Common Shares              to Whom Issued           Consideration
                  -----             -------------              --------------           -------------

                  Jan. 7                   40,000                   Dian                     $100,000
                  Feb. 15                   7,000             Benson Equities                 $63,000
                  Mar. 31                  93,750                  LK Ltd.                   $500,000
                                                                                         ------------
                                                                                             $663,000
                                                                                         ------------
Issued in lieu of interest:

                   2000                Number of              Name of Persons             Amount of
                  Dates             Common Shares              to Whom Issued           Consideration
                  -----             -------------              --------------           -------------

                  Feb. 8                    2,318             Benson Equities                  $9,767
                  Feb. 15                     600             Benson Equities                  $6,000
                                                                                        -------------
                                                                                              $15,767

         All stock issuances were conducted pursuant to Section 4(2) under the 1933 Act without the involvement of Underwriters. Stock issuances other than for cash were valued at market, generally determined at the low bid quotations.

THE COMPANY ISSUED DEBT SECURITIES (PROMISSORY NOTES) FOR CASH (NO COMMISSION OR FEES WERE INVOLVED) AT ANNUAL INTEREST RATES OF 8-14% , DUE 36 MONTHS FROM ISSUANCE AS FOLLOWS:

                             BILTMORE VACATIONS LLC

  Issuance
    Date         Name                                                     Amount
--------------   --------------------------------------------------  -----------

   2/23/99       Elaine Gam ITF Burt & Barbara Gam                        50,000
   2/23/99       Elaine Gam ITF Miriam Jacobs                             20,000
   3/16/99       Roger Bruce                                              50,000
   3/26/99       Martin Haas                                              40,000
   3/31/99       Eddy Ruiz & Mail Ruiz                                    50,000
   3/31/99       Galloways Investments, Ltd.                              50,000
   3/31/99       Galloways Investments, Ltd.                              25,000
   4/9/99        Benson Equities LC, A Nevis Trust                       250,000
   4/15/99       A. Elizabeth Watson, Ttee                                50,000
   4/5/99        FNBO Cust. for the Roger C. Bruce IRA                    27,500
   4/20/99       FNBO Cust. for the Delores H. Olson IRA                  50,000
   4/26/99       Willard and Margaret Decker, Ttee                        50,000
   5/4/99        Arvis C. Forrest, Ttee                                  200,000
   6/2/99        Judy Willets                                             21,500
   6/15/99       Judy Willets                                             40,000
   6/23/99       Roger Bruce                                              35,000
   7/5/99        Helen D. Bruce                                           30,000
   7/12/99       Loraine Maurer                                           30,000
   7/20/99       Galloways Investments, Ltd.                              50,000
   9/16/99       Blaine W. Frew, Ttee                                     10,000
   9/21/99       Martin Haas                                              10,000
   10/1/99       Richard & Esther Gralinski                              250,000
   10/6/99       Helen D. Bruce                                           50,000
   10/9/99       Benson Equities LC, A Nevis Trust                       250,000
  10/13/99       Willard and Margaret Decker, Ttee                        20,000
  10/18/99       Helen Gray                                               10,000
  11/19/99       Roger Bruce                                              25,000
                                                                     -----------
                 TOTAL as of December 31, 1999                         1,744,000

   1/20/00       Frank Davenport                                          40,000
   2/1/00        Henry W. Diehl, Joann R. Diehl &
                   Jacqueline K. McCormack                               160,000
   2/25/00       Lloyd F. Van Sickle & Peggy J. Van Sickle, Ttee         100,000
                                                                     -----------
                 TOTAL as of March 31, 2000                            2,044,000
                                                                     -----------

                            ST. TROPEZ VACATIONS LLC

  Issuance
    Date         Name                                                     Amount
--------------   --------------------------------------------------  -----------

   12/5/98       Benson Equities LC, a Nevis Trust                     $ 300,000
                                                                       ---------
                     TOTAL                                             $ 300,000


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 (1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporation agent, "who was, or is, a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

         Section 78.751 (2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee, or agent who is sued, or is threatened with a suit, by or in the right of the Corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the Corporation's best interest. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

         To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorney's fees, actually and reasonably incurred by him or her in connecting with the defense."

         Section 78.751 (4) of the NRS limits indemnification under Sections 78.751(1) and 78.751(2) to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

         Pursuant to Section 78.751(5) of the NRS, the Corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6) (a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any by-law, agreements, stockholder vote or vote of disinterested directors. Section 78.751(6) (b) extends the rights of indemnification and advancement of expenses for former directors, officers, employees and agents, as well as their heirs, executors and administrators.

         Regardless of whether a director, officer, employee, or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

         Article Eight of the Company's Articles of Incorporation provides:

         "No officer or director shall be personally liable to the corporation or its Shareholders for money damages, except as provided in the Nevada Revised Statutes. The personal liability of a director or officer of the Corporation for damages for breach of fiduciary duty as a director or officer shall be limited to acts of omissions which involve intentional misconduct, fraud, or a knowing violation of law. Further, each director and each officer of the Corporation may be indemnified by the Corporation to the full extent allowed by Nevada law and the details of such indemnification may be stated in a corporate resolution."

         Article 6.09 of the Company's By-laws provides Limited Liability of Officers and Directors:

         "A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

         B. Any indemnification under this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that Indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent counsel in a written opinion, or by the stockholders."

         We do not currently maintain director's and officer's liability insurance.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and Officers of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS:

INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Report of Independent Certified Public Accountants                           F-1

Consolidated Balance Sheet as of December 31, 1999                           F-2

Consolidated Statements of Operations for the Year Ended
         December 31, 1999, from Inception (February 28, 1998)
         to December 31, 1998 and Cumulative from Inception
         (February 28, 1998) to December 31, 1999                            F-3

Consolidated Statements of Shareholders' Equity from Inception
         (February 28, 1998) to December 31, 1999                            F-4

Consolidated Statements of Cash Flows for the Year Ended
         December 31, 1999, from Inception (February 28, 1998)
         to December 31, 1998 and Cumulative from Inception
         (February 28, 1998) to December 31, 1999                            F-5

Notes to Consolidated Financial Statements - December 31, 1999        F-6 - F-12

Unaudited Condensed Consolidated Balance Sheet as of March 31, 2000        F-13

Unaudited Condensed Consolidated Statements of Operations for
         the Three Months Ended March 31, 2000 and 1999 and
         Cumulative from Inception (February 28, 1998) to
         March 31, 2000                                                     F-14

Unaudited Condensed Consolidated Statements of Cash Flows for
         the Three Months Ended March 31, 2000 and 1999 and
         Cumulative from Inception (February 28, 1998) to
         March 31, 2000                                                     F-15

Notes to Unaudited Condensed Consolidated Financial Statements -
         March 31, 2000                                              F-16 - F-17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


The Board of Directors and Shareholders
Biltmore Vacation Resorts, Inc.

We have audited the accompanying consolidated balance sheet of Biltmore Vacation Resorts, Inc. and subsidiaries (a development stage company) (the "Company") as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999, the period from inception (February 28, 1998) to December 31, 1998 and for the period from inception to December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, on a test basis, examination of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Biltmore Vacation Resorts, Inc. and subsidiaries as of December 31, 1999, and the results of their consolidated operations and cash flows for the year ended December 31, 1999, the period from inception (February 28, 1998) to December 31, 1998 and for the period from inception to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has incurred significant losses since inception and it requires additional capital to fund its operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                          /s/CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California
April 11, 2000

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                           Consolidated Balance Sheet


                                                               DECEMBER 31, 1999
                                                               -----------------
                                     ASSETS

Real estate projects                                           $      5,742,674

Cash                                                                    166,316

Property and equipment                                                  278,944

Other                                                                    35,877
                                                               -----------------

                                                               $      6,223,811
                                                               =================

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable                                                  $      2,724,000

Due to affiliate                                                        550,000

Accounts payable                                                        101,340

Accrued liabilities                                                     141,282
                                                               -----------------

TOTAL LIABILITIES                                                     3,516,622
                                                               -----------------

COMMITMENTS AND CONTINGENCIES                                                 -

SHAREHOLDERS' EQUITY:
Common stock, $.001 par value, 50,000,000 shares authorized,
   4,247,456 shares issued and outstanding                                4,247

Additional paid-in capital                                            4,338,225

Deficit accumulated during the development stage                     (1,635,283)
                                                               -----------------

TOTAL SHAREHOLDERS' EQUITY                                            2,707,189
                                                               -----------------

                                                               $      6,223,811
                                                               =================

        The accompanying notes are an integral part of these consolidated financial statements.


                     BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                               (A DEVELOPMENT STAGE COMPANY)
                           Consolidated Statements of Operations


                                                                                         CUMULATIVE
                                                                 INCEPTION             FROM INCEPTION
                                          YEAR ENDED        (FEBRUARY 28, 1998)     (FEBRUARY 28, 1998)
                                       DECEMBER 31, 1999    TO DECEMBER 31, 1998    TO DECEMBER 31, 1999
                                     ---------------------  ---------------------  ---------------------
General and administrative           $            400,238   $          1,210,877   $          1,611,115

                                     ---------------------  ---------------------  ---------------------

OPERATING LOSS                                   (400,238)            (1,210,877)            (1,611,115)
                                     ---------------------  ---------------------  ---------------------

Interest expense                                  (16,722)                (7,446)               (24,168)

                                     ---------------------  ---------------------  ---------------------

NET LOSS                             $           (416,960)  $         (1,218,323)  $         (1,635,283)
                                     =====================  =====================  =====================

BASIC AND DILUTED NET
   LOSS PER SHARE                     $             (0.10)  $              (0.39)
                                     =====================  =====================

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES                         3,977,928              3,137,555
                                     =====================  =====================


        The accompanying notes are an integral part of these consolidated financial statements.


                               BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                                         (A DEVELOPMENT STAGE COMPANY)
                                Consolidated Statement of Shareholders' Equity
                            From inception (February 28, 1998) to December 31, 1999


                                                                                           DEFICIT
                                                    COMMON STOCK                          ACCUMULATED
                                        -----------------------------------  ADDITIONAL   DURING THE   UNAMORTIZED       TOTAL
                                           NUMBER       AMOUNT                PAID-IN     DEVELOPMENT     STOCK      SHAREHOLDERS'
                                         OF SHARES    PER SHARE     TOTAL     CAPITAL        STAGE     COMPENSATION      EQUITY
                                        ----------------------------------- ------------ ------------- ------------- ---------------
Inception                                  2,500,000  $      0.05 $  2,500  $   123,489  $          -  $          -  $      125,989

Shares issued in recapitalization            433,000            -      433         (433)            -             -               -

Issuance of common stock for cash             10,000         2.00       10       19,990             -             -          20,000

Issuance of common stock as compensation     650,000         2.19      650    1,421,226             -      (230,000)      1,191,876

Issuance of common stock for services          9,643         2.19       10       21,083             -             -          21,093

Issuance of common stock in lieu of
  financing fees                             290,000         2.19      290      634,085             -             -         634,375

Issuance of common stock as repayment
  of cash advances from affiliate             16,252         5.62       16       91,402             -             -          91,418

Amortization of stock compensation                 -                     -            -             -        30,000          30,000

Net loss                                           -                     -            -    (1,218,323)            -      (1,218,323)
                                        -------------             --------- ------------ ------------- ------------- ---------------

  BALANCE, DECEMBER 31, 1998               3,908,895                 3,909    2,310,842    (1,218,323)     (200,000)        896,428

Issuance of common stock for services            110         5.94        -          653             -             -             653

Issuance of common stock for cash              3,233         6.03        3       19,497             -             -          19,500

Issuance of common stock as repayment
  of cash advances from affiliate            335,218   5.60-10.63      335    2,007,233             -             -       2,007,568

Amortization of stock compensation                 -                     -            -             -       200,000         200,000

Net loss                                           -                     -            -      (416,960)            -        (416,960)
                                        -------------             --------- ------------ ------------- ------------- ---------------

  BALANCE, DECEMBER 31, 1999               4,247,456              $  4,247  $ 4,338,225  $ (1,635,283) $          -  $    2,707,189
                                        =============             ========= ============ ============= ============= ===============

        The accompanying notes are an integral part of these consolidated financial statements.


                               BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                                         (A DEVELOPMENT STAGE COMPANY)
                                     Consolidated Statements of Cash Flows

                                                                                                    CUMULATIVE
                                                                               INCEPTION          FROM INCEPTION
                                                        YEAR ENDED        (FEBRUARY 28, 1998)  (FEBRUARY 28, 1998)
                                                     DECEMBER 31, 1999   TO DECEMBER 31, 1998  TO DECEMBER 31, 1999
                                                  --------------------- --------------------- ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                         $           (416,960) $         (1,218,323) $         (1,635,283)
 Adjustments to reconcile net income to
   net cash used by operating activities:
   Amortization of stock compensation                          200,000                30,000               230,000
   Depreciation and amortization                                53,724                41,193                94,917
   Common stock issued as compensation                             653             1,212,969             1,213,622
   Common stock issued in lieu of
   financing fees                                                    -               634,375               634,375
   Increase in real estate projects                         (2,539,884)           (1,858,490)           (4,398,374)
   Increase in other assets                                    (15,521)              (11,957)              (27,478)
   Increase in accounts payable                                 22,495                78,845               101,340
   Increase in accrued liabilities                              21,489               119,793               141,282
                                                  --------------------- --------------------- ---------------------
   Net cash used by operating activities                    (2,674,004)             (971,595)           (3,645,599)
                                                  --------------------- --------------------- ---------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of equipment                                       (169,430)             (142,215)             (311,645)
                                                  --------------------- --------------------- ---------------------
   Net cash used by investing activities                      (169,430)             (142,215)             (311,645)
                                                  --------------------- --------------------- ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                     2,027,069               111,418             2,138,487
  Cash contributed at inception                                      -                11,073                11,073
  Proceeds from notes payable                                1,774,000             1,150,000             2,924,000
  Payments on notes payable and due
   to affiliate                                               (950,000)                    -              (950,000)
                                                  --------------------- --------------------- ---------------------
    Net cash provided by financing activities                2,851,069             1,272,491             4,123,560
                                                  --------------------- --------------------- ---------------------
Net increase in cash                                             7,635               158,681               166,316

CASH, BEGINNING OF PERIOD                                      158,681                     -                     -
                                                  --------------------- --------------------- ---------------------

CASH, END OF PERIOD                               $            166,316  $            158,681  $            166,316
                                                  ===================== ===================== =====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Interest paid, net of amounts capitalized       $             16,722  $              7,446  $             24,168
                                                  ===================== ===================== =====================

NON-CASH INVESTING AND FINANCING ACTIVITIES:

 Real estate contributed                          $                  -  $          1,344,300  $          1,344,300
 Assumption of amounts due to affiliate                              -            (1,300,000)           (1,300,000)
 Other assets contributed,
   including $11,073 in cash                                         -                81,689                81,689
                                                  --------------------- --------------------- ---------------------
 Common stock issued for net
   assets contributed at inception                $                  -  $            125,989  $            125,989
                                                  ===================== ===================== =====================

Repayment of affiliate advances with
  common stock                                    $          2,007,568  $             91,418  $          2,098,986
                                                  ===================== ===================== =====================


        The accompanying notes are an integral part of these consolidated financial statements.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999


1.    BACKGROUND AND BASIS OF PRESENTATION
--    ------------------------------------

      On February 28, 1998, Biltmore Vacation Village, Inc. ("BVVI"), a diversified real estate company owned by George Wuagneux, contributed one of its projects (the "Bullhead Property") and related debt, at BVVI's basis, to a newly formed entity, Biltmore Vacation Resorts, Inc. ("BVRI"), a Nevada corporation, to be developed as a time share resort. Also on February 28, 1998, BVRI acquired control of Cyber Information, Inc. ("Cyber"), an inactive public shell with no assets or liabilities, in a reverse merger transaction. For accounting purposes, the combination is treated as a recapitalization of BVRI.

      The accompanying consolidated financial statements include the accounts of BVRI and its wholly owned subsidiaries, Biltmore Vacations, LLC, St. Tropez Vacations, LLC, Nevada Realty and Management, Inc., Sage Design Builders, Inc. and Dynamic Design Architecture, LLC (collectively, the "Company"). Although Dynamic Design Architecture, LLC is only 30% owned by Sage Design Builders, Inc., the majority owner has contractually placed all power and day-to-day decisions in the hands of Sage Design Builders, Inc. Further, the majority owner is not required to make good on any losses and has agreed that any future profits up to $5,000,000 will accrue entirely to Sage Design Builders, Inc.'s benefit. All material intercompany transactions and accounts have been eliminated in consolidation.

      The Company is classified as a development stage company because its principal activities involve obtaining the capital necessary to execute its strategic business plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--    ------------------------------------------

      Cash and equivalents
      --------------------

      The Company considers all liquid investments with a maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents. Balances in bank accounts may, from time to time, exceed federally insured limits.

      Real estate property under development
      --------------------------------------

      Real estate projects are stated at the lower of cost or net realizable value. Project costs include the cost of the land and land improvements, engineering and design, construction materials, direct labor and overhead and interest, taxes and other carrying costs incurred during the construction period. The amount of interest capitalized during the years ended December 31, 1999 and 1998 amounted to $224,000 and $ 670,000, respectively.

      Property and equipment
      ----------------------

      Property and equipment are stated at cost. Depreciation is provided for by the straight-line and double declining balance methods over the estimated useful lives of the assets.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--    ------------------------------------------------------

      Fair value of financial instruments
      -----------------------------------

      The fair value of notes payable approximates carrying values based on interest rates available to the Company and comparison to quoted prices. The fair value of the amounts due to affiliate cannot be determined due to the related party nature of the obligation.

      Use of estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

      Income taxes
      ------------

      The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109.

      Long-lived assets
      -----------------

      The Company will record potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses. All of the Company's long-lived assets are located in the United States.

      Advertising costs
      -----------------

      Advertising costs are expensed as incurred. Advertising expense for the periods ended December 31, 1999 and 1998 were $16,735 and $14,262 respectively.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
--    ------------------------------------------------------

      Basic and diluted net loss per share
      ------------------------------------

      Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The Company has no potentially dilutive securities, options, warrants or other rights outstanding. Therefore, basic and diluted net loss per share are the same.

      Reportable operating segments
      -----------------------------

      SFAS No. 131, SEGMENT INFORMATION, amends the requirements for public enterprises to report financial and descriptive information about their reportable operating segments. Operating segments, as defined in SFAS No. 131, are components of an enterprise for which separate financial information is available and is evaluated regularly by a company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance. The Company operates one business and operating segment.

3.    REAL ESTATE PROJECTS
--    --------------------

      The Company is in the process of developing the Bullhead Property into a time share resort. The Bullhead City parcel was contributed to the Company on February 28, 1998. Subsequently, the Company has begun development of the property and incurred project costs associated with plans, licenses, permits, zoning approvals, soil testing, bonds, appraisals, graphics, design, carrying costs, engineering and architectural fees included in this project balance.

      In addition, the Company has entered into an agreement for the acquisition and development of the St. Tropez All Suite Resort and Shopping Center for $30,000,000, subject to obtaining financing. The Company has made a $400,000 deposit toward the purchase which is being held in escrow and has incurred preliminary design fees.

               Bullhead                         $  5,212,988
               St. Tropez                            529,686
                                                -------------

                                                $  5,742,674
                                                =============

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999


4.    PROPERTY AND EQUIPMENT
--    ----------------------
                                        Useful Lives
                                        ------------

      Office equipment                    5 years      $     125,060
      Furniture & fixtures                5-7 years          125,569
      Leasehold improvements              3-9 years          123,232
                                                       --------------
                                                             373,861
      Accumulated depreciation                               (94,917)
                                                       --------------
                                                       $     278,944
                                                       ==============

5.    NOTES PAYABLE
--    -------------

      Promissory notes payable secured by first deed of trust
           on lot #6 (maintenance and HVAC equipment
           building lot, one of eleven Bullhead property lots),
           due in 2001 and 2002, interest at 8% to 14% payable
           quarterly                                            $  2,044,000

      Unsecured promissory notes payable at 10% interest
           due in October 2000.                                      650,000


      Other                                                           30,000
                                                                -------------
                                                                $  2,724,000
                                                                =============


      Future contractual maturities of the notes payable at
           December 31, 1999 are as follows:
                            2000                                $    680,000
                            2001                                     300,000
                            2002                                   1,744,000
                                                                -------------
                                                                $  2,724,000
                                                                =============

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999


6.    DUE TO AFFILIATE
--    ----------------

      The original balance of $1,300,000, assumed with the Bullhead property on February 28, 1998, represented the obligation incurred by BVVI to obtain complete title to the project. The Company made a scheduled $750,000 payment in August 1999. The remaining balance of $550,000 at December 31, 1999 is secured by 5 percent of BVVI's outstanding common stock and is payable in installments beginning after construction financing on the Bullhead property is obtained, which management expects to occur in mid-2000.

7.    COMMON STOCK
--    ------------

      All share amounts have been retroactively adjusted for the 10:1 reverse split effected December 31, 1999.

      In 1998 the Company issued 290,000 shares of common stock in lieu of financing fees associated with unsecured promissory notes. The $634,375 value of these shares is capitalized financing charges included in the Bullhead project.

      The Company issued 9,643 shares in 1998 and 110 shares in 1999 for services.

      The above stock issuances were valued at market, generally determined by low bid quotations.

8.    RELATED PARTY TRANSACTIONS
--    --------------------------

      The Company issued 650,000 shares of common stock to two officers in 1998 in lieu of compensation and consulting fees for 1998 and 1999, valued at $1,421,876.

      The majority shareholder and president of the Company has advanced funds to the Company and from time to time has converted the outstanding balances to common shares.

      The above stock issuances were valued at market, generally determined by the low bid quotations.

      Included in accrued liabilities are advances from BVVI totaling $33,204.

9.    INCOME TAXES
--    ------------

      The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets are reduced by a valuation allowance when deemed appropriate.

      At December 31, 1999, the Company has a net operating loss carryforward for federal tax purposes of $1,635,000 which, if unused to offset future taxable income, will expire in years beginning in 2018.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999



9.    INCOME TAXES (CONTINUED)
--    ------------------------

      The Company had deferred tax assets of $556,000 at December 31, 1999 relating to its net operating losses and the Company provided a 100% valuation allowance for these deferred tax assets. The Company recorded no benefit for income taxes during the periods presented. During the periods ended December 31, 1999 and 1998, the Company's total valuation allowance increased approximately $142,000 and $414,000, respectively.

10.   BASIC AND DILUTED LOSS PER SHARE
---   --------------------------------

      The following table illustrates the reconciliation of the numerators and denominators of the basic loss per share computations (the Company has no potentially dilutive securities, options, warrants or other rights outstanding).

                                                   PERIOD ENDED DECEMBER 31,
                                              ----------------------------------
                                                     1999             1998
                                              ----------------- ----------------
      BASIC AND DILUTED LOSS PER SHARE:
      ---------------------------------

      Numerator
      ---------
      Net loss                                $       (416,960) $    (1,218,323)
                                              ----------------- ----------------

      Denominator
      -----------
      Basic and diluted weighted average
       number of common shares
       outstanding during the period                 3,977,928        3,137,555
                                              ----------------- ----------------

      Basic and diluted loss per share        $          (0.10) $         (0.39)
                                              ================= ================

11.   COMMITMENTS AND CONTINGENCIES
---   -----------------------------

      Leases
      ------

      The Company leases its principal facilities at $14,000 per month under three leases that expire in 2003 and 2004. Annual lease commitments are $171,000 for each of the years ending December 31, 2000, 2001 and 2002, $117,000 for the year ending December 31, 2003, and $17,000 for the year ending December 31, 2004. Rent expense for 1999 and 1998 was $186,000 and $112,000, respectively.

      Litigation
      ----------

      From time to time the Company is a party to various lawsuits and claims which have arisen in the normal course of its business. While it is not possible to predict with certainty the outcome of such litigation and claims, it is the opinion of Company management, based in part on consultations with counsel, that the liability of the Company, if any, arising from the ultimate disposition of any or all such lawsuits and claims is not material to the consolidated financial statements of the Company.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   Notes to Consolidated Financial Statements
                                December 31, 1999



12.   GOING CONCERN
---   -------------

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of business. Since inception, the Company has been engaged in organizational activities, including the acquisition of title to real property, establishing operating facilities, preliminary architectural design and land development and obtaining financing. Through December 31, 1999, the Company had incurred losses of $1,635,283. Successful completion of the Company's development program and its transition to attaining profitable operations is dependent upon obtaining financing adequate to fulfill its development and marketing and sales activities, and achieving a level of revenues adequate to support the Company's cost structure. Management's plan of operations anticipates that the cash requirements of the Company for the next twelve months will be met by obtaining financing. However, there is no assurance that the Company will be able to implement its plan.

                         BILTMORE VACATION RESORTS, INC.
                                AND SUBSIDIARIES
                          (A Development Stage Company)

                   Condensed Consolidated Financial Statements
                                   (Unaudited)
                                 March 31, 2000

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                      Condensed Consolidated Balance Sheet
                                   (Unaudited)


                                                                 MARCH 31, 2000
                                                                 --------------
                               ASSETS

Real estate projects                                             $   6,565,245

Cash                                                                   511,764

Property and equipment                                                 286,719

Other                                                                  109,572
                                                                 --------------

                                                                 $   7,473,300
                                                                 ==============

                LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable                                                    $   3,119,000

Due to affiliate                                                       550,000

Accounts payable                                                       485,125

Accrued liabilities                                                    224,316
                                                                 --------------

TOTAL LIABILITIES                                                    4,378,441
                                                                 --------------

COMMITMENTS AND CONTINGENCIES                                                -

SHAREHOLDERS' EQUITY:

Common stock                                                             4,391

Additional paid-in capital                                           5,016,848

Deficit accumulated during the development stage                    (1,926,380)
                                                                 --------------

TOTAL SHAREHOLDERS' EQUITY                                           3,094,859
                                                                 --------------

                                                                 $   7,473,300
                                                                 ==============


                     BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                               (A DEVELOPMENT STAGE COMPANY)
                      Condensed Consolidated Statements of Operations
                                        (Unaudited)

                                                                                    CUMULATIVE
                                          THREE MONTHS ENDED MARCH 31,            FROM INCEPTION
                                   -------------------------------------------  (FEBRUARY 28, 1998)
                                          2000                   1999            TO MARCH 31, 2000
                                   ---------------------  -------------------- ---------------------
General and administrative         $            284,656   $           201,158  $          1,895,771
                                   ---------------------  -------------------- ---------------------

OPERATING LOSS                                 (284,656)             (201,158)           (1,895,771)
                                   ---------------------  -------------------- ---------------------

Interest expense                                 (6,441)               (4,664)              (30,609)
                                   ---------------------  -------------------- ---------------------

NET LOSS                           $           (291,097)  $          (205,822) $         (1,926,380)
                                   =====================  ==================== =====================

BASIC AND DILUTED NET
   LOSS PER SHARE                  $              (0.07)  $             (0.05)
                                   =====================  ====================

BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES                       4,290,461             3,910,478
                                   =====================  ====================


                          BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                                    (A DEVELOPMENT STAGE COMPANY)
                           Condensed Consolidated Statements of Cash Flows
                                             (Unaudited)

                                                                                                         CUMULATIVE
                                                              THREE MONTHS ENDED MARCH 31,             FROM INCEPTION
                                                         ---------------------------------------    (FEBRUARY 28, 1998)
                                                                2000                1999             TO MARCH 31, 2000
                                                         ------------------- -------------------    --------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                $         (291,097) $         (205,822)    $        (1,926,380)
 Adjustments to reconcile net income to
   net cash used by operating activities:
   Depreciation and amortization                                     12,126              70,690                 107,043
   Common stock issued as compensation                                    -                   -               1,443,622
   Common stock issued in lieu of financing fees                     15,767                   -                 650,142
   Increase in real estate projects                                (822,571)           (287,012)             (5,220,945)
   (Increase) decrease in other assets                              (73,694)             45,078                (101,173)
   Increase in accounts payable                                     383,785              71,742                 485,125
   Increase in accrued liabilities                                   83,034              15,273                 224,316
                                                         ------------------- -------------------    --------------------
   Net cash used by operating activities                           (692,650)           (290,051)             (4,338,250)
                                                         ------------------- -------------------    --------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of equipment                                             (19,901)            (65,895)               (331,546)
                                                         ------------------- -------------------    --------------------
   Net cash used by investing activities                            (19,901)            (65,895)               (331,546)
                                                         ------------------- -------------------    --------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                            663,000              20,153               2,801,487
  Cash contributed at inception                                           -                   -                  11,073
  Proceeds from notes payable                                       425,000             385,000               3,349,000
  Payments on notes payable and due
   to affiliate                                                     (30,000)                  -                (980,000)
                                                         ------------------- -------------------    --------------------
    Net cash provided by financing activities                     1,058,000             405,153               5,181,560
                                                         ------------------- -------------------    --------------------
Net increase in cash                                                345,449              49,207                 511,764

CASH, BEGINNING OF PERIOD                                           166,315             158,680                       -
                                                         ------------------- -------------------    --------------------

CASH, END OF PERIOD                                      $          511,764  $          207,887     $           511,764
                                                         =================== ===================    ====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

  Interest paid, net of amounts capitalized              $            6,441  $            4,664     $            30,609
                                                         =================== ===================    ====================

NON-CASH INVESTING AND FINANCING ACTIVITIES:

 Real estate contributed                                 $                -  $                -     $         1,344,300
 Assumption of amounts due to affiliate                                   -                   -              (1,300,000)
 Other assets contributed,                                                                    -
   including $11,073 in cash                                              -                   -                  81,689
                                                         ------------------- -------------------    --------------------
 Common stock issued for net
   assets contributed at inception                       $                -  $                -     $           125,989
                                                         =================== ===================    ====================

Repayment of affiliate advances with
  common stock                                           $                -  $                -     $         2,098,987
                                                         =================== ===================    ====================

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
               Note to Condensed Consolidated Financial Statements
                                 March 31, 2000
                                   (Unaudited)


1.    BACKGROUND AND BASIS OF PRESENTATION
--    ------------------------------------

      On February 28, 1998, Biltmore Vacation Village, Inc. ("BVVI"), a diversified real estate company owned by George Wuagneux, contributed one of its projects (the "Bullhead Property") and related debt, at BVVI's basis, to a newly formed entity, Biltmore Vacation Resorts, Inc. ("BVRI"), a Nevada corporation, to be developed as a time share resort. Also on February 28, 1998, BVRI acquired control of Cyber Information, Inc. ("Cyber"), an inactive public shell with no assets or liabilities, in a reverse merger transaction. For accounting purposes, the combination is treated as a recapitalization of BVRI.

      The accompanying consolidated financial statements include the accounts of BVRI and its wholly owned subsidiaries, Biltmore Vacations, LLC, St. Tropez Vacations, LLC, Nevada Realty and Management, Inc., Sage Design Builders, Inc. and Dynamic Design Architecture, LLC (collectively, the "Company"). Although Dynamic Design Architecture, LLC is only 30% owned by Sage Design Builders, Inc., the majority owner has contractually placed all power and day-to-day decisions in the hands of Sage Design Builders, Inc. Further, the majority owner is not required to make good on any losses and has agreed that any future profits up to $5,000,000 will accrue entirely to Sage Design Builders, Inc.'s benefit. All material intercompany transactions and accounts have been eliminated in consolidation.

      The Company is classified as a development stage company because its principal activities involve obtaining the capital necessary to execute its strategic business plan.

      Interim periods
      ---------------

      The accompanying unaudited condensed consolidated financial statements do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of the Company's management, all necessary adjustments (consisting of normal recurring adjustments) for a fair presentation have been included. Operating results for the three months ended March 31, 2000, are not necessarily indicative of results for any future period. These statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1999 included in the Company's Form 10-SB .

      Real estate property under development
      --------------------------------------

      Real estate projects are stated at the lower of cost or net realizable value. Project costs include the cost of the land and land improvements, engineering and design, construction materials, direct labor and overhead and interest, taxes and other carrying costs incurred during the construction period.

                BILTMORE VACATION RESORTS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
               Note to Condensed Consolidated Financial Statements
                                 March 31, 2000
                                   (Unaudited)


      Notes payable
      -------------

      The Company issued $300,000 in secured and $125,000 in unsecured promissory notes during the three month period ended March 31, 2000. The secured promissory notes bear interest at 8% annually and are due in 2003. The unsecured promissory notes are expected to be paid in full in 2000.

      Shareholders' equity
      --------------------

      In 2000 the Company issued 2,918 shares of common stock in lieu of interest associated with secured promissory notes.

      The above stock issuances were valued at market, generally determined by low bid quotations.

      The Company sold 140,750 shares of common stock for $663,000 cash during the three month period ended March 31, 2000.

2.    CONTINGENCIES
--    -------------

      Litigation
      ----------

      From time to time the Company is a party to various lawsuits and claims which have arisen in the normal course of its business. While it is not possible to predict with certainty the outcome of such litigation and claims, it is the opinion of Company management, based in part on consultations with counsel, that the liability of the Company, if any, arising from the ultimate disposition of any or all such lawsuits and claims is not material to the consolidated financial statements of the Company.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.


ITEM 2.  DESCRIPTION OF EXHIBITS

PART III

Item 1.           INDEX TO EXHIBITS

                  The exhibits listed and described below in Item 2 are filed herein as part of this Registration Statement.

Item 2.           DESCRIPTION OF EXHIBITS

         The following documents are filed herein as Exhibit Numbers 2, 2.1, 3, 3.1, 3.2, 3.3, 3.4, 21, 23 and 27 as required.


EXHIBIT NO.                DESCRIPTION
-----------                -----------

2.       Stock Purchase Agreement, dated February 28, 1998
2.1      Stock Purchase Settlement Agreement, dated January 19, 2000
3.       Amended and Restated By-laws, dated July 31, 1998
3.1      Articles of Incorporation, dated January 29, 1996
3.2      Certificate of Amendment to Articles of Incorporation, dated February
         27, 1998
3.3      Certificate of Amendment to Articles of Incorporation, dated July 31,
         1998
3.4      Certificate of Amendment to Articles of Incorporation, dated December
         21, 1999
21       List of Subsidiaries
23       Consent of Cacciamatta Accountancy Corporation, Independent Auditors
27       Financial Data Schedule

                                   SIGNATURES


    In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    July  , 2000             By:/s/   GEORGE WUAGNEUX
                                           ---------------
                                           George Wuagneux
                                           Director and President



Date:    July  , 2000             By:/s/   EDWARD WUAGNEUX
                                           ---------------
                                           Edward Wuagneux
                                           Director and Secretary



Date:    July , 2000              By:/s/   ROBERT S. HAYWARD
                                           -----------------
                                           Robert S. Hayward
                                           Director and Vice President



Date:    July  , 2000             By:/s/    TENNIE SEDLACEK
                                            ---------------
                                            Tennie Sedlacek
                                            Director and Chief Financial Officer

                                       27